                                November 29, 2005


                                                         VIA EDGAR AND FACSIMILE

Ms. Barbara C. Jacobs
Mr. Daniel Lee
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Catuity, Inc.
      Registration Statement on Form S-3 filed September 26, 2005
      File No. 333-128600

      Form 10-K for fiscal year ended December 31, 2004
      Form 10-QSB for fiscal quarter ended March 31, 2005
      Form 10-QSB for fiscal quarter ended June 30, 2005
      File No. 0-30045

Dear Ms. Jacobs and Mr. Lee:


      On behalf of Catuity, Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter dated October 25, 2005 to Mr. John H. Lowry III, Chief Financial Officer and Secretary of the Company. For reference, each Staff comment is reprinted below followed by the corresponding response of the Company.


FORM S-3

1. We note your disclosure regarding the consummation of your acquisition of Loyalty Magic on September 1, 2005. It does not appear that you have provided financial statements or pro forma financial information for Loyalty Magic pursuant to Item 9.01 of Form 8-K in your Forms 8-K filed on September 7 and 9, 2005. Please advise us of your requirements under Item
      9.01. Please also note that unless Rule 310(c)(3)(iv) of Regulation S-B is available your registration statement will not be declared effective until the financial information required by Rule 310(c) is provided. If applicable, please provide us your analysis with respect to the availability of Rule 310(c)(3)(iv). Please also see the Instruction to
      Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

      RESPONSE: The Company acknowledges that financial statements and pro forma financial information for Loyalty Magic are required pursuant to Item 9.01 for its Form 8-K filed September 7 (in which the consummation of the Loyalty Magic acquisition was reported). The Company finalized those financial statements and information, and filed them with the SEC on Form 8-K/A on November 14, 2005(within the time period specified in Item 9.01(a)(4) and

Ms. Barbara C. Jacobs
Mr. Daniel Lee
November 29, 2005
Page 2


(b)(2)). The Form 8-K/A filed on November 14, 2005 has been incorporated by reference on page 13 of the prospectus contained in Catuity's Form S-3 Registration Statement.

SELLING STOCKHOLDERS, PAGE 8

2. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

      RESPONSE: The Company has added the suggested disclosure, to clarify that the named selling stockholders are the beneficial owners of the shares and not merely nominees. We note that all of the selling stockholders' subject shares have been issued irrevocably against full payment made on the closing of the respective acquisitions, and that the provisions of Interpretation 4S (relating to the treatment of future issuances of shares to be made to parties pursuant to binding commitments to purchase shares at a future date) do not apply to these selling stockholders of this transaction.

3. It does not appear that any selling stockholder is a registered broker-dealer. Please confirm. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholders acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

      RESPONSE: The Company has confirmed with the selling stockholders, and confirms to the Staff, that (a) with the exception of Mr. Stewart Flink as disclosed in the Form S-3 Registration Statement, none of the selling stockholders is, or is an affiliate of, a registered broker-dealer, and (b) at the time of the acquisition, no selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

4. Pursuant to Item 601(b)(1)(i)(A) of Regulation S-B, please incorporate by reference or file the subscription agreements and purchase agreement that you have entered into with your selling stockholders as exhibits to your registration statement. We note that you have filed various registration rights agreements.

Ms. Barbara C. Jacobs
Mr. Daniel Lee
November 29, 2005
Page 3


      RESPONSE: The Company has incorporated by reference or filed the subscription agreement and purchase agreement with the selling stockholders, per
Item 601(b)(10(i)(A) of Regulation S-B.

5. Please clarify your use of the designation "atf" with respect to certain selling stockholders.

      RESPONSE: The designation "atf" is a commonly-used Australian abbreviation for "as trustee for", to designate that a party holds the noted property in a fiduciary capacity. We have clarified this in the appropriate text. Further, the beneficial owner is appropriately named and disclosed for each of the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 12

6.    Please update our contact information.

      RESPONSE: The Company has updated the Commission's contact information.

INCORPORATION BY REFERENCE, PAGE 12

7. It appears that you have filed a Form 8-K subsequent to the filing of your registration statement. Please revise to incorporate by reference all filings required by Item 12 of Form S-3.

      RESPONSE: The Company has revised the noted section to specifically incorporate by reference any Form 8-Ks filed subsequent to the original S-3 filing date. We will also update this section, as appropriate, if any further Form 8-Ks are subsequently filed prior to the final S-3 filing.

ITEM 6, EXHIBITS

8. We note that counsel's opinion on the legality of the shares subject to the registration statement is limited to federal laws and the laws of Michigan, but that you are subject to Delaware law with respect to the issuance of your securities. Item 601(b)(5) of Regulation S-B contemplates an opinion as to the legality of the securities being sold without qualification. We believe that all lawyers are capable of opinions on the Delaware General Corporation Law, but counsel cannot include any sort of jurisdictional qualification in their opinion. Please revise. Please also see Section VIII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

Ms. Barbara C. Jacobs
Mr. Daniel Lee
November 29, 2005
Page 4


      RESPONSE: Counsel's revised opinion has been filed as an exhibit.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 9A, CONTROLS AND PROCEDURES

9. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We note similar disclosure in your subsequent interim reports. Please confirm whether your disclosure controls and procedures as of December 31, 2004, March 31, 2005 and June 30, 2005 are effective with respect to the foregoing requirement and whether you will note this comment with respect to preparing reports. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

      RESPONSE: The Company confirms that its disclosure controls and procedures as of December 31, 2004, March 31, 2005 and June 30, 2005 are effective with respect to the Company's obligations to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We will include this disclosure language in future reports.

10. We note your qualifying statement that your disclosure controls and procedures are effective "in all material respects." Please confirm whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

      RESPONSE: The Company confirms that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Ms. Barbara C. Jacobs
Mr. Daniel Lee
November 29, 2005
page 5


11. We note your disclosure that "there have been no significant changes in [your] internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] carried out your evaluation." Please note that Items 308 of Regulations S-K and S-B require the disclosure of "any" change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. We note similar disclosure in your subsequent interim reports. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the quarter ended December 31, 2004, March 31, 2005 and June 30, 2005 and whether you will note this comment with respect to preparing reports.

      RESPONSE: The Company confirms there has not been any change in the Company's internal control over financial reporting that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. We will include this disclosure language in future reports.

                                      * * *

      We anticipate that we will request acceleration of the effective date of the pending registration statement in the near future. Our acceleration request, when submitted, will include an appropriate acknowledgment letter and otherwise comply with Rule 461.

                                   Sincerely,
                                  CATUITY, INC.

                                /s/ John H. Lowry

cc: Alfred H. Racine